Happy Tax Crowdfunding Investment.mp4 (4m 9s) 1 speaker (Mario Costanz)

[0:00:01] Mario Costanz: Hi, my name is Mario Costanz, and I'm the founder of the revolutionary brand, Happy Tax. With over 20 years of experience as a business owner and 15 years of experience of tax preparation, I have learned firsthand that the industry as we knew it is broken. I'm excited to share with you why I founded Happy Tax and how it's disrupting the tax industry. It's simply a better way to file. Plus, how you can invest in our company and your future for as little as $100. I founded Happy Tax with a single mission, to reinvent and upend the traditional tax business model and use technology to provide a convenient, transparent, and reliable service for taxpayers all of whom are business partners in life changing ways to own their own business. You might be asking what could be so great about another tax company? That's just it. We're everything that's been missing from tax preparation, which just wasn't there. We have changed the dynamic of getting taxes done so that taxpayers no longer have to sit in the waiting room for hours and have their taxes poorly prepared by unlicensed preparers or waste time and make costly mistakes doing their tax themselves. Instead, Happy Tax's assembly line process combines expert and certified public accountants preparing tax returns, local franchisees and independent contractors meeting with their clients anytime, anywhere. As a life long entrepreneur, I not only wanted to create a great company but I also wanted to give opportunities for others to grow their own businesses with low overhead while we handle their back office tax prep. We offer three ways for our partners to join us: Franchisees, Area Representatives and Independent Contractors. They each have their role in our organization and have tasked to create the lifestyle that they've always wanted and for initially starting as the pilot program, our Independent Contractor Programming has helped us soar to new heights in a very short period of time. We're empowering people to change their lives with a very low start up cost in making the opportunity attainable to just about anyone. This program is sure to continue to fuel our growth for years to come and help us eventually rank our company with the like of other hot startups like Uber, Facebook and Airbnb. Our company-wide goal in the next five years is to continue to grow all three partnership types and prepare 700,000 tax returns. In case you were wondering that is less than 1% of all tax returns that are prepared annually. At an average fee per tax client of just under $300 there is great potential for large increases to our system wide revenues and strong financial performance for our company. In the last 18 months, we have signed up over 70 franchisees, 300 independent contractors and a dozen area representatives. We are growing fast. In fact, Entrepreneur Magazine ranked us as the fastest growing tax company in the United States for 2017. We have decided that now in order to accelerate this growth we are ready to raise outside capital. I've personally invested over one million dollars in our company and will continue to do so well into the future. You're investment for as little as $100 will grant you the right to future shares in our company and help us continue to invest in our people, our systems, and our marketing to take Happy Tax to the next level. In addition to your future equity, your investment could gain you access to available perks which are detailed in our offering. I'm asking you to consider this unique and limited opportunity right now and invest in us as we continue to make our dent in this large yet stale industry with all of our innovations as we revolutionize how taxes are done. Join us, Happy Tax, smile it's time to file. [0:04:08]




Happy Tax Revolutionary Process.mp4 (52s) 1 speaker (Speaker 1)

[0:00:02] Speaker 1: If you're tired of doing your taxes yourself or wasting time and money having a barely trained preparer or a high priced CPA fumbling through your taxes, enough is enough. Do your taxes the happy way with Happy Tax. At Happy Tax, a professional will meet with you anytime, anywhere. Spend 10 to 15 minutes compiling your tax info and have our licensed CPAs deliver your completed return within a couple of hours in most situations. No gimmicks. No bait and switch. Or self submit your info right from our app. Plus, you'll receive our Happy Tax guarantee. Free audit assistance, year round support, and free digital access to your tax returns for life. Fast, easy, and cost effective tax preparation. Contact us at 844-426-1040 or download the Happy Tax app at happtaxapp.com to get started today. [0:00:49]





Happy Tax App.mp4 (1m 14s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: Happy Tax is an app that helps you file your taxes with ease. Begin by selecting your tax scenarios. Please choose the scenarios that apply to you. Tell us a bit about yourself. Choose your resident state and filing status. Provide the necessary information based on the tax scenarios you choose, in our case, it's about your spouse, your W2, interest income, and medical expenses. Choose a pricing plan and create an account for logging into the app. Add supporting documentation such as W2s, 1099s, IDs, et cetera. Your information has now been sent to the expert CPAs at Happy Tax for your preparation. You can chat with tax professionals at any time and even pay them from your tax refund proceeds. Download Happy Tax at happytaxapp.com or directly from the App Store or Google Play. Write to us at info@happytax.com. [0:01:12]






The Revolutionary Happy Tax Mobile App.mp4 (1m 29s) 1 speaker (Music)

[0:00:00] Music: [Music] [0:01:29]






Happy Tax CEO (high school dropout) joins elite entrepreneurs at Stanford Graduate School.mp4 (2m 26s) 3 speakers (Mario Costanz, Male Speaker 2, Male Speaker 3)

[0:00:04] Mario Costanz: Hi my name is Mario Costanz. I'm the Founder and CEO of Happy Tax, which is the future of the income tax preparation industry. We offer a more convenient way for consumers to file and a higher level of service with all of our returns being prepared by CPA's. We also have a franchise opportunity where our franchisee's can get started in a more efficient way with less risks and really build a scalable business.

[0:00:29] Male Speaker 2: Happy Tax CEO, Mario Costanz, was born in the Bronx, New York. His early years in life included dropping out of high school at 16, dropping out of college at 17, and his father, mother, and brother, all passing away during the next four years. By this time he had already failed at this first business and taken a job as a New York City Sanitation Worker. His drive for entrepreneurship, however, was still there. While raising his own young family, he founded and sold another business, and continued picking up garbage for a living. Next he started a side tax business and added mortgage banking and real estate development to his budding enterprise. At this time, he finally quit his job. When the financial crisis hit in 2009, he liquidated his real estate holdings and converted his tax business to a franchise. After expanding to 99 offices in five states, he successfully exited and started his own franchise in 2014, Happy Tax. Under Mario and his executive team's leadership, Happy Tax is revolutionizing the tax prep industry through innovation and technology by providing a convenient, transparent, and reliable service for tax payers while enhancing the quality of life for its partners and franchisee's. Happy Tax's mission is to make the tax preparation experience happy for all, one return at a time. Happy Tax believes that no one deserves to go at it alone.

[0:01:59] Male Speaker 3: Coming through this program has been amazing opportunity and I'm really looking to make some connections, and learn from the leaders in the program to help us scale more efficiently. We're a fast growing company and we just want to find ways to do it, they're sustainable.

[0:02:14] Male Speaker 2: For more information on Happy Tax's opportunities, go to gethappytax.come or call us at 844-426-1040 to set your meeting. Happy Tax, smile it's time to file. [0:02:26]





Happy Tax CEO Mario Costanz Intro Video.mp4 (29s) 1 speaker (Mario Costanz)

[0:00:00] Mario Costanz: I'm Mario Costanz, CEO at Happy Tax. We inspire others to challenge to status quo and take massive action. We empower budding entrepreneurs to earn additional income without quitting their jobs. One of my favorite quotes is, "There is always a way." I'm excited to share my story and experience to help you make positive changes in your life. (silence). [0:00:29]






Happy Tax CEO Mario Costanz as a think tank panelist on Fresh Outlook on EBRU TV.mp4 (13m 31s) 4 speakers (Host, Mario, Gale, Ed)

[0:00:01] Host: Welcome back to Fresh Outlook, everyone. April 15th is Tax Day in the United States, as well as [Alyssa Cutler's 00:00:05] birthday, our producer here. And if you spent many hours, if not days, figuring out how much you owe Uncle Sam, or how much he owes us, you are not alone. I played accounting for my two sons with Turbo Tax and Tax Act, but these guys here know a whole lot better than me. They are the Fresh Outlook Think Tank, Mario Costanz, CEO of Happy Tax Company, Ed Garber, a public accountant, and Gale Rosen, a CPA in Martinsville, and I'm gonna start with you, Mario, because what's happy about tax?

[0:00:41] Mario: So, there's not a lot happy about tax typically, but our company's different. And so, we have a fresh perspectively, actually, on taking taxes to the people, and having a more convenient service of going back to the days of house calls, where we have a front end of people reaching out clients and a backend of CPA's preparing the returns. So a better and high quality product as well.

[0:01:00] Host: So somebody will actually come to your house, sit with you at your kitchen table, and break your pencils with you as you try to figure things out.

[0:01:06] Mario: Absolutely. Well, it's a lot easier than that.

[0:01:08] Host: It's easier than that.

[0:01:08] Mario: In today's technology we have some that are helpful to that.

[0:01:11] Host: Okay. I'm gonna turn to Gale Rosen now. Gale with all the terrific software out there, is it hard on your business or do people, once they get caught up in the quagmire of trying to do it themselves, realize hey, I need an expert?

[0:01:24] Gale: We were very busy this year.

[0:01:26] Host: Okay good.

[0:01:26] Gale: People are looking for help with their taxes because what goes in, is what comes out.

[0:01:31] Host: Garbage in, garbage out.

[0:01:32] Gale: Exactly and if you don't realize what you're entitled to and what when you put in should come out, then you realize you need an expert. It's really complicated. The laws are just confusing. There's a lot to it and a lot that you could be entitled to.

[0:01:48] Host: Sometimes when you're using this tax software, you don't even realize what you're inputting. For example, my son lives in Vermont, I was trying to calculate his rent rebate-

[0:01:57] Gale: Exactly.

[0:01:57] Host: That you get up there, which is specific to the state and you had to get line 16. At the end, after spending literally and hour and a half maneuvering through the software to get him his rebate, he got nothing. Let's talk to Ed Garber a little bit. Ed, tell me about the new healthcare legislation and how it affects our tax filing.

[0:02:17] Ed: Well to tell you the truth, it's a great idea, but it's the worse piece of garbage that bureaucracy could ever invent. The IRS could ever invent. What happens is, say for instance, you apply for Obamacare. You have to fill out a form, tell them, which Obamacare you want to deal with, 30 different sections. A friend of mine did 30 of them and by the time his wife had to do something, the doctor wasn't even on it. So also when you do it, you have to tell them how much money you're gonna earn. So say you were gonna earn 15,000 dollars. So since his return is say, 25, he has to pay a stipend back.

[0:02:47] Host: So it's added to the confusion.

[0:02:50] Ed: Yes.

[0:02:50] Host: It's added to the complication and that's what I want to ask Mario about right now. Let me get to more point in a little bit okay.

[0:02:56] Ed: I want to show you forms that have to be done. Health Insurance Marketplace is what you receive as a W2 of how much you receive each month from the medical insurance. So this return has to be inputted into the computer, therefore, this return comes out if you have to pay money back, 8962. So people are blaming me for when they have to pay money back, which is impossible.

[0:03:15] Host: Okay don't blame Ed, don't blame Gail or Mario. Mario, this begs for tax simplification. Do you think it's ever going to happen?

[0:03:24] Mario: I don't think tax simplification is ever going to happen. There's too much at play and there's too many special interests that ... Even if you talk about the flat taxes that have been floated recently, they all take away the mortgage reduction.

[0:03:35] Host: Right.

[0:03:36] Mario: So I mean that would destroy home ownership in the country. They would have no more incentive to go out-

[0:03:40] Host: And they tend to hit working class people harder than rich people. I mean 17% of one person's salary making 30,000 dollars a year versus somebody making 30 million dollars a year, right?

[0:03:50] Mario: Absolutely. It's regressive.

[0:03:51] Host: Even though they're paying more.

[0:03:52] Mario: Yes.

[0:03:52] Host: But, the percentage doesn't hurt them as much. So Gail, tell me what you're ... Do you have a prescription to make taxes better in America?

[0:04:01] Gale: Well, I mean, I would be running for office if I had the answer. I mean there are, like Mario said, there's too many special interests groups that we need the incentive there.

[0:04:11] Host: And they're probably industries like housing-

[0:04:13] Gale: Exactly, housing.

[0:04:13] Host: For example, if we got rid of the home owner's deduction there would be less of a reason to buy a house and take the risk that goes along with buying a house.

[0:04:20] Gale: Exactly. What would happen to our charitable organizations? What would happen for our incentive to save for our retirement? I mean all these things are necessary. People need incentives.

[0:04:29] Host: Well Chris Christie wants to talk that away apparently. That was his proposal to get rid of Social Security on people making more than 80,000 dollars a year is one of his proposals. Ed, what were some of the issues that people came to you about this year, aside from healthcare?

[0:04:43] Ed: Well for charity, people saying how come I can't deduct it. Well if you have a standard deduction, you don't have enough. So say the standard is about 13,000. You deduct 5,000 without a house deduction, you can't deduct charities. So guess what's happening with the charities? A lot of money you're giving, the charities are using to lobby to the people in the government to make it that you can deduct charities even if you don't use a standard deduction. So some of that money that you are giving to charities is being used to lobby so that charities get more money.

[0:05:10] Host: Okay. Mario is that a better or a worse state when it comes to state taxes? I know some states apparently have no income tax and those are the best.

[0:05:18] Mario: Correct.

[0:05:18] Host: Such as what, Florida?

[0:05:19] Mario: Florida, Texas-

[0:05:20] Host: And New Hampshire.

[0:05:21] Mario: Yes.

[0:05:21] Host: Texas. But, how does the tri-state region rank here in the Metro area, New York, New Jersey, Connecticut?

[0:05:28] Mario: Yeah, so New York/New Jersey have some of the highest tax rates in the nation along with California in that bunch of states. Connecticut is not as bad, but definitely in New York City you have an additional New York City tax on top of the state tax.

[0:05:42] Host: Or a Yonker's tax or whatever it might be.

[0:05:43] Mario: Correct, yes.

[0:05:44] Host: Now and this piggyback's off of the federal returns. So whatever you input for your federal is going to affect your state return, right?

[0:05:51] Mario: Correct. It will float through and you'll put a tax on that there as well.

[0:05:54] Host: Tell me quickly about your organization. Do you get CPA's like Gail, I know you don't work with each other, and send people like her out to people's homes? It's an interesting business model.

[0:06:06] Mario: Yeah. So the CPA's work on our backend. We basically separated the front-end of the service and the backend service just like at a restaurant where your chef would be the expert in the back of the house preparing the food and your great customer service people, your waiters and waitresses, are in the front-end. So our front-end is our franchisee's meeting with their clients at their homes, at the jobs, at a Starbucks, wherever it's convenient for the customer. Then we use our patent pending technology to send it to a back office where we have our CPA's that are experts in the industry. These guys will know that many retail establishments have people working with only five days of tax training and those people are doing the tax preparation for a large portion of the country and it's a shame because there's a lot of mistakes because of that. So we've taken the experts as well as the great customer service people and separated those roles because it's very hard to find people that are great with customers and can give an amazing customer experience as well as have the tax knowledge that required to prepare these returns correctly.

[0:07:01] Host: Gail, I'd imagine a big part of preparing your taxes is planning for your taxes. Starting now on April 19th to get ready for ... Or April 18th, I'm a day ahead of myself.

[0:07:12] Gale: Exactly. After the fact when we're preparing returns, we're preparing only what's already happened.

[0:07:19] Host: Right.

[0:07:19] Gale: We're putting in numbers into the computer-

[0:07:22] Host: So what should you do? Contribute to 401k's. Contribute to IRS. Tell me some of the things that an average person can do to save on their tax bill next year.

[0:07:29] Gale: Besides the retirement, which you just mentioned, a lot of people are starting their own business. So they have to understand all the deductions that they're entitled to in your own business. That's what's happening in America. The big corporations are not around as much and people are starting businesses. So how do I keep records for my auto deduction? What do I do if I go out to dinner with someone, what records do I have keep?

[0:07:52] Host: And people work now for four, five, six, seven employees because their independent contractors as you said. They own coroporations, C Corporations, S Corporations.

[0:08:01] Gale: Exactly.

[0:08:01] Host: They drive Uber cabs, which is basically your own business. They run Airbnb's which is basically your own business. All of this is making everybody and entrepreneur and everybody walking away with a tax return that's two inches thick.

[0:08:13] Gale: Exactly and should you be an LLC, a S Corp, a C Corp, all those things have benefits and disadvantages depending on your particular-

[0:08:21] Host: Depending on what you do, what your investing in, what you're holding and so forth.

[0:08:23] Gale: Exactly, your situation.

[0:08:25] Host: Do you deal mostly with individuals Ed or do you deal with small business?

[0:08:29] Ed: Well I do about 80% individuals and 20% small business. And also tax season is not over for me. The 20th is Monday Sales Tax. I have about 40 clients who I do sales tax for which I haven't started yet. And April 30th is payroll. I have about 40 of them, which I won't start til the 21st.

[0:08:46] Host: And then the extensions have gone out.

[0:08:48] Ed: So basically May 1st, is oh, I can actually take a break.

[0:08:51] Host: Okay.

[0:08:52] Ed: I can see my wife again. I see her right now. It's the first time I've seen her in about three months. There she is.

[0:08:55] Host: She sees you on TV as well. Mario tell me a little bit about your company and how it helps people prepare for the eventualities that we talked about that people working for five or six different companies. They own an LLC that they hold their house in. That they also have a small corporation that they run another business in. These are complicated matters that average individuals now deal with every day.

[0:09:17] Mario: Absolutely and the majority of people do only think about their taxes that once a year when they're preparing their taxes. To agree with Gail and your point, you should do some tax planning in the off season, what we call the off season in the tax business, however, the problem with that is that the government changes the rules in December most years.

[0:09:34] Host: Right.

[0:09:35] Mario: So there's no real way to know exactly what's gonna be the new legistlation and the new tax laws.

[0:09:39] Host: What's the biggest thing somebody can do? Is there a number one thing that somebody should do to save on their taxes? Is it buy a house? Is it to invest in their retirement?

[0:09:47] Mario: In my opinion it would be buy a house because rent is not a deductible in any way shape or form. So home ownership ... The majority of your each month is going to your housing payment so to be able to deduct that is the biggest tax savings in my opinion.

[0:10:01] Host: So would you say don't pay off your house? Keep the interest rate so you have a tax deduction depending on your circumstance?

[0:10:07] Mario: No the tax deduction is . Absolutely.

[0:10:08] Host: Okay, Gail, what say you on that?

[0:10:10] Gale: Well I hate to be political, but I'd have to say it depends on the person. I mean for some people you have to invest in your business because that's where you're gonna get the income and for some people rent ... In some situations renting is better than buying-

[0:10:24] Host: It depends on your age.

[0:10:25] Gale: It depends on your age and the situation.

[0:10:26] Host: It depends on your goals and how long you're gonna be in the house.

[0:10:26] Gale: Right and whether you're moving in the future.

[0:10:26] Host: The rule of thumb use to be if you're gonna be in the house longer than five years, buy.

[0:10:32] Gale: Right that was the ... Exactly.

[0:10:34] Host: Is that still the case?

[0:10:36] Gale: In many times, but again you have to run the numbers on the situation.

[0:10:40] Host: And it also used to be that you could count on your house to appreciate and we no longer know if that's true either.

[0:10:46] Gale: Right.

[0:10:47] Host: So we're really running through a maze here. Ed, what should you do if you haven't filed your houses yet? People in the control room are ripping out their hair that didn't do it.

[0:10:55] Ed: If you have filed your return yet give me a call. We still have til October 15th. My phone number is-

[0:10:59] Host: Want to call Gail and his Mario and his team.

[0:11:01] Ed: But, seriously-

[0:11:02] Host: A CPA can still help you and apparently-

[0:11:04] Ed: Because we could still plan because if you have a small business and scheduled C, you could use your SEP, Simplified Employee Pension Plan. You have til the day you file well that October 14th, to make that payment for 2014 going backwards. So there's a lot of planning to still do for 14 to October 15th.

[0:11:19] Host: Okay and my limited understanding of this is if the government owes you money and you haven't filed yet it's no big deal. If you owe them money, it is a big deal.

[0:11:29] Ed: Correct.

[0:11:30] Mario: That's correct. Except for three years. You have a three year limit where if you don't file it in three years, you won't get your refund back.

[0:11:36] Host: Okay. What about all the companies we hear about on the radio where people haven't filed for years, the IRS is after them, they can get an offer an compromise. Is that something you help people do?

[0:11:47] Ed: That's BS and also we had a call on April 15th to my house. IRS called, "with a scam", you're in trouble, you better call us now. The attorney's are gonna call you call your attorney to call this IRS. Have a good day. Which I told my wife, she was very worried about this, I told her don't worry about it. It's a scam. IRS never calls you. Do not believe these IRS scams at all.

[0:12:05] Host: That is a big scam. We have reported on. Gail, I'm gonna ask you one, about Rand Paul's Flat Tax Proposal and also about the other issue that I just brought up about the ... Now it escapes me. But, I was asking you a question about-

[0:12:21] Gale: About when people ... All these companies that are trying to help you-

[0:12:24] Host: Right. Negotiate, offers a compromise.

[0:12:25] Gale: Most of the times when I've seen those that's not in your best interest.

[0:12:30] Host: Okay. Is it seeing CPA about something like that or

[0:12:33] Gale: Yes. You see a CPA and we're gonna help you. And also just to say something about if you haven't file yet, there's a lot of penalties if you owe money like you said.

[0:12:40] Host: Right.

[0:12:41] Gale: So if you haven't filed and you're gonna owe money, you should deal with it right away. The failure to file penalty alone is 5% a month.

[0:12:48] Host: Wow.

[0:12:49] Gale: Right, wow.

[0:12:51] Host: You would need to offer and compromise on that I would think.

[0:12:53] Ed: And those forms are impossible to fill out either, 433 A and B is insane.

[0:12:57] Host: The numbers are killing me already. I'm not a numbers guy, I'm a words guy. Okay. Ed Garber, Gail Rosen, Mario Costanz of Happy Tax. Thanks everybody. Martinsville-

[0:13:08] Gale: Martinsville.

[0:13:08] Host: Where are you?

[0:13:09] Ed: Edison.

[0:13:09] Host: Edison.

[0:13:09] Ed: Ed from Edison very easy to remember.

[0:13:11] Host: And I'm in the Greater Metro Area. When we come back with debilitating diseases in the spotlight and ailment that has stricken stars like Michael J. Fox and even the champion of the world himself, Muhammad Ali, and more on that after this. [0:13:27]





Happy Tax Stories - Andrea Williams - Happy Tax Franchisee.mp4 (2m 52s) 1 speaker (Speaker 1)

[0:00:10] Speaker 1: Happy Tax. I don't even know where to begin to tell you my excitement about being part of the Happy Tax family. I had been researching and researching different franchises over a year and a half and finally decided that I wanted to be a part of the Happy Tax business. That was because I was a financial wellness coach and I wanted something that would allow me to partner with them to add to what I was already offering my clients. Happy Tax has been amazing from day one. When I signed on the dotted line, that night I received a call from the CEO welcoming me to the company, which was unheard of. I've never had that experience before in other businesses, so I knew that I was in the right place. It was exciting from day one, having people from different departments come pull it together so that I would have a successful tax season. I don't even know what words to put on it other than just being excited and having an amazing experience. The marketing department is very open to different ideas and talk to the franchisees to figure out some other options on marketing. The marketing materials that we have are just amazing. It's just exciting to go into our back office and find anything that you want - you know, letters, templates, courses, different things that will help you along your journey in this business. Our operations department, I can't say enough about them. In the middle of the night, if I have issue, I'll email and get a response back immediately; it's like they never sleep. Even during tax season, with it being so busy, there was not one day that I had to wait an extended amount of time to get what I needed. Our platform - a lot of my clients were saying that they didn't have a lot of time to spend in a brick and mortar office four or five hours, and so introducing them to our platform, which took me about 10-15 minutes to get their information and upload their documents to our RCPAs, everybody was just happy. It was a happy experience. Being part of the Happy Tax family has definitely been a blessing for me, and I'm looking forward to many, many more years with this new, upcoming company. It's been amazing, and I thank everyone who has been supportive and helped me through the process. [0:02:47]




Happy Tax Stories - Fernando Tsuruta - Happy Tax Area Representative.mp4 (2m
15s) 1 speaker (Fernando T.)

[0:00:08] Fernando T.: Hi, my name is Fernando Tsuruta, area rep for Happy Tax Franchise. I wanted to talk to you today about how I became a franchisee and area rep with Happy Tax. I started over 16 years ago in the tax business when I took the basic income tax course with a competitor. I loved interacting with the clients, and I made a career out of it. I was a district manager, I was a franchise consultant. But, one of the things I did not enjoy was how hectic it was for our clients to do their taxes. I'm able to basically serve the client the way they want to be served. So, if that means meeting them at a local coffee shop, or maybe after work, or maybe even going to their work during lunch, I'm able to provide that service for my clients. With our technology and our platform, I'm able to input information into our iPads or tablets, and then that information is sent to our licensed US-based CPAs. And, in most cases, that tax return's actually done within two hours or the same day. That allows the client to go about and do whatever they need to do, and for the rest of the day, without having to sit there and wait for me to be available to serve them. The other thing I loved about Happy Tax was their operational support. They have been available from day one, 24/7, via chat, phone calls, emails. They're always very responsible. As well as our marketing department. They have ready-to-go templates. I could do things such as an employer solution campaign without having to recreate the wheel, if you will. And if I need something customized, or I need a branded type of request, they'll turned around very quickly for us. So, this really gives me the tools as a business owner, and now as a area rep, to support my franchisees to help them grow their respective areas. So, thank you again for taking the time watching this video, and I hope to welcome you on board. [0:02:10]





Happy Tax Stories - Eric White - Happy Tax Independent Contractor.mp4 (2m 32s) 1 speaker (Eric White)

[0:00:09] Eric White: Hi, my name is Eric White and I'm an independent contractor with Happy Tax out of Atlanta, Georgia. I really got into Happy Tax because I was searching for an industry, five years, 10 years from now that it would still be around. We all know that tax is going to be around. I discovered Happy Tax through a video I watched from looking at CEO, Mario Costanz. He really was passionate about where he wanted to take the business and how he wanted to grow it. I then reached out to the operations team. They welcomed me with open arms. The onboarding process was so simple and easy. They walked me through their internet, their training, the marketing material. They give you your own Facebook. They make sure that you understand. They tell you exactly what they're looking for even when it's out of tax season. This is a year round business. I had the opportunity to test out this marketing strategy and I can tell you right now, it does work. Recently, I reached out to a customer to where she needed to meet up with me. She made an appointment but she couldn't meet up with me because her daughter got out of school right around six o'clock. Unfortunately, from her with traffic and all she just wouldn't be able to make it. There's no way that she'd be able to meet up with me but because of the Happy Tax technology, we were able to have her download the mobile app. She was able to upload her tax documents. At that point, someone from our support team reached out to her immediately, talked her through the process. I was then contacted from our operations team saying, "Hey, we have successfully talked to your client". At that point, the customer called me back and said, "This is awesome. I'm definitely going to recommend my friends." Overall, Happy Tax is a game changer and if you want to be a part of a company where the sky is the limit, this is it. I can probably say that I am Happy Tax. [0:02:23]





Happy Tax Stories - Shirley Tsuruta - Happy Tax Area Representative.mp4 (1m 46s) 1 speaker (Speaker 1)

[0:00:08] Speaker 1: Hi, my name is Shirley, and I'm an area rep and franchisee for Happy Tax. Previous to Happy Tax, I was in the tax industry for about 13 years, which was followed by the direct selling industry for about 7 years. One of the things I loved about both of those industries was being able to help people. With Happy Tax, it allows me the opportunity to help people and serve them the way they want to be served. I can help people gain their financial independence by becoming area reps, franchisees, or even independent contractors. With Happy Tax, the sales process was easy. We had the complete support of the sales department. They would follow up with us and connect with us on a consistent basis. We have phenomenal operational support that's always there to help us, almost 24/7. The technology and software is unlike any other that you've seen out there in the tax industry. Brick and mortar is unlike Happy Tax. Happy Tax is unique, it's innovative, and it's just all around great. Marketing, they've been absolutely wonderful. They allows us to market to our customers the way that we want to grow our business and we want to market our business. I love being part of the Happy Tax family, and I hope you'll join the family with us. [0:01:41]




Happy Tax Stories - Thomas Few - Happy Tax Franchisee.mp4 (1m 43s) 1 speaker (Thomas Pugh)

[0:00:08] Thomas Pugh: Hello. My name is Thomas Few. I'm a Happy Tax franchisee out of Columbus, Ohio. I actually started with the opportunity three years ago in the inaugural season for Happy Tax and I've enjoyed every minute of it since I began. What really intrigued me about the Happy Tax opportunity is they're really flipping this business model upside down. There's no longer the brick and mortar requirement. You can operate this business completely virtual. I can meet with clients anywhere, anytime, so it's a great business model for somebody who needs that type of flexibility. Also, with this particular model, I don't have to learn how to do taxes, so that was great for me. All I have to do is focus on going out and acquiring clients. You focus on the sales. You go out and find the clients. You bring them in. You gather their documentation, which typically takes about 10 to 15 minutes. Then, we use the Happy Tax App where we actually scan that information in, send it over to our corporate office where we have trained CPA's who specialize in doing tax returns. They complete that return for the client. From there, the client would actually sign-off. It's submitted electronically to the IRS and you're all finished. The good part about that is we're able to get paid for doing that, just going out and acquiring the client, so I saw that as a great opportunity to get a piece of this multi-billion dollar industry. If you're thinking about jumping in, I say go for it. Why not? This is the way the business is going, so don't miss out on this opportunity. I get paid. The client gets their refund. They're happy. I'm happy. We're all happy. [0:01:37]




Happy Tax Intro.mp4 (1m 0s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: This is Eric. Eric has a regular job with regular hours and regular coworkers, but Eric is different. Eric is happy. He's discovered Happy Tax. Happy Tax is the innovative tax preparation company that allows him to earn a second income while still keeping his day job. He doesn't need to be a CPA or even know how to file a tax return. Eric is a Happy Tax franchisee. That means he's his own boss. He meets his clients anytime, anywhere. He collects their tax information on his tablet and sends it to the Happy Tax headquarters where a team of CPAs prepare the return and send it back for signature. That makes Happy Tax's patent pending process and technology revolutionary. Be like Eric. Be happy, with Happy Tax. [0:00:54]





Happy Tax Explainer Video 1.mp4 (1m 10s) 1 speaker (Speaker 1)

[0:00:00] Speaker 1: By now you've heard about Happy Tax. You like our fresh business model that's completely unique in a tax industry, and you're thinking, is this right for me? Is this something I can do? Happy Tax is made for anyone, but it isn't for everyone. There are certain qualities that really make a Happy Tax franchisee successful. We're looking for energetic people with an entrepreneurial spirit. People who want to own their own business to help improve their life, but may not yet be ready to leave the security of their current job. Or, if you're more aggressive, you may end up finally quitting your job and focusing solely on building your business as you build your customer base. Happy Tax franchisees are willing to do marketing and aren't afraid of easy to use technology. Most importantly, you want to be a people person. The core of being a Happy Tax franchisee is interacting with your clients, making the tax experience fun for them, and ultimately profitable for you. As your Happy Tax franchise starts taking off, you may just find that this business is all you need to be happy and financially successful. If this sounds like you, you may be a great fit for becoming a Happy Tax franchisee. We're here to answer any questions you have and look forward to working with [0:01:04]





Happy Tax Explainer Video 3.mp4 (1m 24s) 2 speakers (Speaker 1, Speaker 2)

[0:00:00] Speaker 1: You've decided to take control of your life. And we're glad you're choosing Happy Tax to help you do it. Now, you're thinking "How do I become a Happy Tacks franchisee?" It's easy. We can get you started in just a few steps. One: Inquire with us. Call us at 844-426-1040, or email sales@happytax.com. Two: Attend our tax franchise industry information webinar. It's fun and factual, and goes into the details of being an owner. Three: Speak on the phone with one of our reps. You can ask any questions, and they'll do the same. Four: Fill out our online franchise application. Five: A final call to go over any remaining questions you have. Six: Sign online franchise agreements and make your franchise fee payment. Getting started in owning this low cost, high reward business is simple. And it's extremely affordable.

[0:00:48] Speaker 2: The franchise fee is $20,000. Your franchise fee includes your tablet, website, and software.

[0:00:55] Speaker 1: We simply require that you invest $2,000 in your business for local advertising and marketing in your first tax season, and $1,000 per season thereafter. Finally, every franchisee contributes $1,000 a year into a pooled advertising cooperative, which is spent on ads to directly build your Happy Tax customer base. And that's it. You're ready to start your new life. Let's get started, shall we? Give us a call at 844-426-1040. [0:01:19]





3 Opportunities to Join Happy Tax.mp4 (1m 14s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: Ready to start your own business, and thinking about the tax preparation industry? Happy Tax is Entrepreneur magazine's 2017 fastest-growing tax business. Our world is changing in many ways, however, most in the tax industry are stuck in their old ways. At Happy Tax, we empower you to build your business without the traditional expenses and headaches of rent or employees. Today's consumers want an easy technology-based solution, that still provides expert help and service. There are three entry points for you to own your own business with us: independent contractor, franchisee, and area representative, and you can grow into whichever role suits you best. Our technology enables you to meet with clients, or have your clients self-submit their information directly to our CPAs, who prepare all the returns for you. This way, you're putting income in your pocket even though you aren't doing all the work. Our support and executive team loves our representatives, and you'll love our culture of happiness, and our cutting-edge tools to make your life easy and profitable. Inquire today to learn more about Happy Tax's programs. Gethappytax.com. 844-426-1040. [0:01:12]





How To Be a Happy Tax Franchisee.mp4 (1m 1s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: At Happy Tax everyone specializes in what they do best, making it easy for you to make money as a Happy Tax franchisee. You'll implement Happy Tax's 13 proven marketing methods in order to find your clients then meet with your clients for a 15 minute interview to gather their tax information and documents, securely send those over to us for our licensed CPAs to prepare your client's tax return. Finally, our Happy Client Services Team contacts your client to finish up the process and collect digital signatures. We process your client's return off to the IRS and the client gets digital copies of their return. It's super easy and fun to grow your Happy Tax business. It's the most convenient way anywhere for clients to file and comes along with the security of a happy CPA preparing every return. Start your franchise with Happy Tax today. [0:00:59]





Happy Tax Review - Jenny.mp4 (1m 3s) 1 speaker (Speaker 1)

[0:00:00] Speaker 1: Hi, everybody. So I just got done using Happy Tax for my first time. And I just had an amazing experience. I just wanted to tell you a little bit about it. Basically, it's a new way to file your taxes. You enter all your information on their app, and then a licensed CPA will prepare your return for you. And with me in the past, I've had so much stress when it comes to taxes. And I always end up paying someone way too much to do my taxes and even then, it's just a long drawn-out process. And it's just infuriating. But with Happy Tax, it was nothing like that. It was fast, convenient, and the pricing was very fair. And the technology was so easy to understand. Not once did I feel confused or frustrated while I was filling everything out. And the customer service was phenomenal. Any question I had, they answered almost immediately. But yeah, I just had such a great experience. I'm definitely gonna use it again. And I just wanted to tell everyone about it. So yeah, thank you for watching. [0:01:02]





Happy Tax Review - Jordan.mp4 (1m 30s) 1 speaker (Jordan)

[0:00:02] Jordan: Hey everyone, my name is Jordan. I'm a consultant for a living. I live in Ohio, but with my job, I frequently work in other states. Now, as a result, when you work a certain amount of hours in other states, we have to file taxes in those states as well in addition to your home residence, for me, which is Ohio. See how this can be a little bit confusing? It's a nightmare for me as I'm not an accountant. I just kind of know a high level summary of what needs to happen. Keep in mind, I travel a lot as well, so this is where Happy Tax comes into play. They're an app-based company where you simply use their app, you submit the requirements and their certified CPA is on the other end that will help you prepare your tax return. Now, we're in a times where technology basically controls our lives. Every second we go, we're using it, so why not use it to our advantage? That's exactly what I did. Happy Tax, they help prepare my return for four different states. As a result, listen, I'm super happy. I'm stoked because it's convenient, it's fairly priced, customer service is there for any question that you may possibly have. Now, listen, Happy Tax turned my nightmare into a dream come true where I didn't have to lift a finger pretty much. As you can see, I'm filming this in a hotel room right now. That just goes to show you how much that I do actually travel, so like I said, my nightmare is turning to a dream come true thanks to Happy Tax, and I couldn't be any happier as cliche as that sounds. [0:01:28]






Happy Tax Review - Erica & Joe.mp4 (35s) 2 speakers (Speaker 1, Speaker 2)

[0:00:01] Speaker 1: We've been doing our taxes with Happy Tax for a couple of years, but this year, we're gonna do our taxes on their app. I like doing your taxes yourself, or even going into an office. You just submit your information via the Happy Text app, and a licensed CPA will prepare your return.

[0:00:18] Speaker 2: The pricing is up front and fair, and it's so much more convenient than anything else out there. Plus, the app is easy to use, and I know that if I get stuck, there's a friendly tax pro who's ready to help. This is the future of the tax prep industry, and we recommend Happy Tax to all of our friends and family. [0:00:34]






Happy Tax Review - Mike.mp4 (33s) 1 speaker (Mike)

[0:00:00] Mike: Hi, my name is Mike. Just got finished doing my taxes at Happy Tax. They offer a new and improved way of preparing and filing tax returns. I'm a relatively busy guy so it was great that they brought their convenience right to me without me having to leave my home. With their app, I submitted my information to them and they did the rest. They have a team of US-based licensed expert CPA so I'm confident that no tax deduction or tax credit has been overlooked and that Ii'm getting the best possible legal tax refund. [0:00:33]





Happy Tax Review - Daniella.mp4 (28s) 1 speaker (Speaker 1)

[0:00:00] Speaker 1: Happy Tax has made life a whole lot easier for me. I put my details through the app and these guys take care of the whole thing. They're professionals too, so I know there won't be any problems with my return. I used to have to sit down on my day off and go through everything and now I can file my taxes while I'm on lunch. Let me tell you something, I'm never filing my taxes the old fashioned way again. I'd rather spend a few bucks for the peace of mind and ease I get with Happy Tax. [0:00:28]